

March 21, 2011

Mr. Vernon J. Nagel
President and Chief Executive Officer
Acuity Brands, Inc.
1170 Peachtree Street, N.E., Suite 2400
Atlanta, GA 30309-7676

   Re: Acuity Brands, Inc.
       Form 10-K for Fiscal Year Ended August 31, 2010
       Filed October 29, 2010
       Definitive Proxy Statement
       Filed November 22, 2010
       File No. 001-16583

Dear Mr. Nagel:

   We have completed our review of your filings and do not have any further comments at this time.

        Sincerely,

        /s/ Larry Spirgel
        Larry Spirgel
        Assistant Director